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                             BINGHAM McCUTCHEN LLP
                               ONE FEDERAL STREET
                          BOSTON, MASSACHUSETTS 02110

                                    December 10, 2012
VIA EDGAR
--- -----

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:  Pioneer Series Trust X
     Registration Statement on Form N-1A
     (File Nos. 333-89354; 811-21108)

Ladies and Gentlemen:

     This letter is to respond to comments we received from Mr. Dominic Minore of the Staff of the Division of Investment Management of the Securities and Exchange Commission (the "Commission") regarding Post-Effective Amendment No. 24 to the Registration Statement on Form N-1A for Pioneer Series Trust X (the "Registrant") relating to Pioneer Fundamental Growth Fund (the "Fund"). Following are the Staff's comments and the Registrant's responses thereto:

I. General Comment

1. Comment:  The Staff asked that the Registrant provide a letter to the
             Commission that includes certain "Tandy" acknowledgments with the Registrant's response to the Staff's comments.

   Response: A Tandy representation letter executed in connection with the filing of this response is attached hereto as Exhibit A.
                                                           ---------

2. Comment:  The Staff requested that the Registrant revise the disclosure in the Fund's prospectus and statement of additional information or otherwise respond to the applicable Staff comments on Post-Effective Amendment No. 21 to the Registration Statement of Pioneer Series Trust VII provided by Mr. Minore on November 9, 2012.

   Response: The Registrant has revised the disclosure in the Fund's prospectus and statement of additional information or otherwise responded herein to the applicable Staff comments on Post-Effective Amendment No. 21 to the Registration Statement of Pioneer Series Trust VII provided by Mr.Minore on November 9, 2012.

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II. Comments Applicable to the Prospectus

A. Fees and Expenses of the Fund

1. Comment:  The Staff noted that Form N-1A permits a fee waiver arrangement to be shown in the Fee Table only if the arrangement will reduce Fund operating expenses for no less than one year from the effective date of the Fund's Registration Statement. The Staff requested that Pioneer extend the fee waiver arrangement or remove it from the Fee Table.

   Response: The Registrant has revised the disclosure to indicate that the fee waiver arrangement is in effect through August 1, 2014.

2. Comment:  The Staff requested that the Registrant confirm that the Fund does not intend to invest in other investment companies to the extent that Acquired Fund Fees and Expenses will represent 0.01% or more of the Fund's expenses during the next twelve months.

   Response: The Registrant confirms that the Fund does not intend to invest in other investment companies to the extent that Acquired Fund Fees and Expenses will represent 0.01% or more of the Fund's expenses during the next twelve months.

3. Comment:  The Staff requested that the Registrant file the Expense Limit
             Agreement with respect to the Fund referenced in Footnote 2 to the Fee Table as an exhibit to the next Post-Effective Amendment to the Registrant's Registration Statement relating to the Fund.

   Response: The Registrant confirms that it filed the Expense Limit Agreement with respect to the Fund referenced in Footnote 2 to the Fee Table as an exhibit to Post-Effective Amendment No. 25 to the Registrant's Registration Statement relating to the Fund.

B. Principal Investment Strategies

1. Comment:  The Staff requested that the Registrant revise the disclosure to clarify the extent to which the Fund may invest across all industries and market sectors.

   Response: The Registrant has added disclosure to clarify that the Fund may invest in securities of issuers across all industries and market sectors.

2. Comment:  The Staff requested that the Registrant clarify in its response to the Staff's comments that the Fund will consider investments in debt convertible to equity securities as equity securities for purposes of the Fund's investment policies only to the extent such convertible debt is "immediately" convertible to equity.

   Response: The Registrant has removed the statement referenced by the Staff that, for purposes of the Fund's investment policies, equity securities include debt convertible to equity securities.

3. Comment:  The Staff requested that the Registrant clarify that, to the extent that it counts investments in ETFs towards the Fund's 80% test, such ETFs will have an 80% test that mirrors the Fund's 80% test.

   Response: The Registrant has added disclosure which clarifies that at least
             80% of the net assets of an ETF in which the Fund invests for purposes of satisfying the Fund's 80% policy

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             would be determined to constitute equity securities of large companies, based on the ETF's constituent securities.

4. Comment:  With respect to the Fund's investment in junk bonds, the Staff requested that the Registrant clarify how low in the credit spectrum the Fund may invest (for example, by indicating if the Fund is permitted to invest in securities of issuers that are in default).

   Response: The Registrant has added disclosure to clarify that the Fund may invest in securities of issuers that are in default.

5. Comment:  The Staff requested that the Registrant confirm in its response to the Staff's comments that the disclosure in the prospectus regarding the Fund's use of derivatives addresses the considerations noted in the letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, ICI (July 30, 2010) regarding derivatives related disclosure by investment companies.

   Response: The Registrant confirms that the disclosure in the prospectus regarding the Fund's use of derivatives addresses the considerations noted in the letter from the Division of Investment Management to the Investment Company Institute regarding derivatives-related disclosure by investment companies.

C. Principal Risks of Investing in the Fund

1. Comment:  The Staff requested that the Registrant consider adding to the disclosure regarding "Risks of Non-U.S. Investments" in the summary section of the prospectus that less information about non-U.S. issuers or markets may be available and that withholding and other non-U.S. taxes may decrease the Fund's return.

   Response: The Registrant has added disclosure to Risks of Non-U.S.
             Investments" in the summary section of the prospectus noting that lack of information and less market regulation may affect the value of securities of non-U.S. issuers and that withholding and other non-U.S. taxes may decrease the Fund's return.

2. Comment:  The Staff noted that the Registrant's disclosure regarding
             "Leveraging Risk" states that "the value of your investment may be more volatile and other risks tend to be compounded if the Fund borrows or uses derivatives or other investments, such as ETFs, that have embedded leverage." The Staff asked if the Fund's use of borrowing or its investments in ETFs are principal investment strategies of the Fund and, if so, to expand the principal strategy and risk disclosure with respect to the Fund's use of borrowing and investments in ETFs.

   Response: The Registrant confirms that neither the Fund's use of borrowing nor its investments in ETFs are principal investment strategies of the Fund. The Registrant notes that the references to borrowing and to ETFs are included in the disclosure referenced by the Staff as examples of investment practices that may result in leverage rather than as references to specific principal investment strategies. Accordingly, the Registrant respectfully submits that no additional disclosure is required.

3. Comment:  The Staff requested that the Registrant revise the last sentence of the "Principal Investment Risks" section to state that "there are many other non-principal factors that could adversely affect your investment and that could prevent the Fund from achieving


                                       3

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             its goals" or expand the disclosure in this section to address any other principal risks of investing in the Fund.

   Response: The Registrant notes that it currently discloses the principal risks of investing in the Fund in the Fund summary. The Registrant further notes that the disclosure referenced by the Staff does not suggest that the "other factors" referred to in such disclosure are principal risks. The Registrant respectfully submits that the additional disclosure suggested by the Staff would not be helpful to investors, and, accordingly, that no additional disclosure is required.

D. Tax Information

1. Comment:  The Staff noted that the Registrant states that "you normally will have to pay income taxes on the dividends and capital gain distributions you receive from the Fund, unless you are investing through a tax-deferred account, such as a 401(k) plan or individual retirement account." The Staff requested that the Registrant revise the disclosure to clarify that an investor normally will pay taxes on dividends and capital gain distributions when such distributions are withdrawn from such tax-deferred accounts.

   Response: The Registrant has revised the disclosure referenced by the Staff to state that the Fund intends to make distributions that may be taxed as ordinary income or capital gains, tracking the language provided in Item 7 of Form N-1A.

E. More on the Fund's Investment Objectives and Strategies

1. Comment:  The Staff noted that the Registrant states that the Fund's investment objective may be changed without shareholder approval and that the Fund will provide notice prior to implementing any change to its investment objective. The Staff requested that the Registrant disclose the amount of advance notice the Fund will provide to shareholders before changing its investment objective.

   Response: The Registrant has added disclosure noting that the Fund will provide at least 30 days' notice prior to implementing any change to its investment objective.

2. Comment:  The Staff requested that the Registrant revise the section titled
             "Non-U.S. Investments" to restate the limitations on the Fund's investments in securities of non-U.S. issuers and emerging markets issuers.

   Response: The Registrant has revised the section titled "Non-U.S.
             Investments" to restate the limitations on the Fund's investments in securities of non-U.S. issuers and emerging markets issuers.

3. Comment:  The Staff requested that the Registrant revise the disclosure regarding "Cash Management and Temporary Investments" to indicate that the Fund may be prevented from achieving its investment objective when the Fund takes temporary defensive positions.

   Response: The Registrant has revised the disclosure regarding "Cash
             Management and Temporary Investments" to indicate that the Fund may be prevented from achieving its investment objective when the Fund takes temporary defensive positions.


                                       4

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F. Investment Adviser

1. Comment:  The Staff requested that the Registrant delete the statement that, to the extent that the Commission adopts a rule that would supersede the Fund's manager-of-managers exemptive order, or would provide greater flexibility than the order, Pioneer and the Fund intend to rely on such rule. The Staff noted that such statement is speculative and that the Commission has no current plans to adopt such a rule.

   Response: The Registrant has deleted the disclosure referenced by the Staff.

G. Concentration Policy

1. Comment:  The Staff noted that the Registrant states that "except as permitted by exemptive or other relief or permission from the SEC, SEC Staff or other authority of competent jurisdiction, the Fund may not make any investment if, as a result, the Fund's investments will be concentrated in any one industry." The Staff noted that, in its view, the Fund's formulation of its concentration policy reserves the Fund's freedom of action to concentrate in an industry, and that reserving the right to concentrate in a particular industry or group of industries without limitation is prohibited by Section 8(b)(1) of the 1940 Act. The Staff requested that the Registrant revise the Fund's concentration policy so as not to reserve the Fund's freedom of action to concentrate in an industry.

   Response: The Registrant acknowledges the Staff's comment. The
             Registrant notes that, as currently formulated, the concentration policy provides that the Fund may not make any investment if, as a result, the Fund's investments will be concentrated in any industry unless the SEC, SEC Staff or other authority of competent jurisdiction permits the Fund to do so. Thus, it is the Registrant's understanding that the Fund does not itself have the freedom to make any such investment because the SEC, SEC Staff or other authority must take affirmative action to permit such investment. Accordingly, the Registrant respectfully submits that no change to the Fund's concentration policy is required. Furthermore, the Registrant notes that the Fund may not change its concentration policy without shareholder approval, and that the current formulation of the Fund's concentration policy was approved by the Fund's shareholders at a meeting held on May 20, 2008. The Fund also notes that the Staff reviewed the current formulation of the Fund's concentration policy prior to the submission of the policy to shareholders for approval.

2. Comment:  The Staff requested that the Registrant revise the disclosure regarding tax-exempt funds that invest 80% of their assets in tax-exempt securities to clarify that such funds will characterize investments in revenue bonds by the types of projects from which such revenue is derived.

   Response: The Registrant has revised the disclosure regarding tax-exempt funds that invest 80% of their assets in tax-exempt securities to clarify that such funds characterize investments in securities the interest upon which is paid from revenue of similar type projects by the type or types of projects.

3. Comment:  The Staff noted that the Registrant states that "when identifying industries for purposes of its concentration policy, the Fund may rely upon available industry classifications. As of the date of the SAI, the Fund relies on the MSCI Global Industry Classification Standard (GICS) classifications, or with respect to certain securities, another third-party


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             classification system. Exchange-traded funds may be classified based on the underlying securities." The Staff requested that the Registrant specify the "certain securities" and the "third-party classification system" that will be used, and also specify the classification system that will be used on the underlying securities of exchange-traded funds.

   Response: The Registrant has revised the disclosure referenced by the Staff to state that "as of the date of the SAI, the Fund relies primarily on the MSCI Global Industry Classification Standard (GICS) classifications, and, with respect to securities for which no industry classification under GICS is available or for which the GICS classification is determined not to be appropriate, the Fund may use industry classifications published by another source, which, as of the date of the SAI, is Bloomberg L.P. As of the date of the SAI, the Fund's adviser may assign an industry classification for an exchange-traded fund in which the Fund invests based on the constituents of the index on which the exchange-traded fund is based. The Fund may change any source used for determining industry classifications without shareholder approval."

     Please call the undersigned at (617) 951-8458 or Toby Serkin at (617) 951-8760 with any questions.

                                               Sincerely,

                                               /s/ Jeremy Kantrowitz
                                               --------------------------------

                                               Jeremy Kantrowitz

cc:  Terrence J. Cullen
     Christopher J. Kelley
     Roger P. Joseph
     Toby R. Serkin

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                                                                       Exhibit A
                                                                       ---------

                             Pioneer Series Trust X
                                60 State Street
                          Boston, Massachusetts 02110

                                     December 10, 2012

VIA EDGAR
--- -----

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

      Re:  Pioneer Series Trust X
           Registration Statement on Form N-1A
           (File Nos. 333-89354; 811-21108)

Ladies and Gentlemen:

     In connection with the review by the Staff of the Securities and Exchange Commission (the "Commission") of Post-Effective Amendment No. 24 to the Registration Statement on Form N-1A of Pioneer Series Trust X (the "Registrant"), filed on September 28, 2012 with respect to its series Pioneer Fundamental Growth Fund, the Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

     (a) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

     (b) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

     (c) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                           Sincerely,

                                           Pioneer Series Trust X

                                           By:    /s/ Christopher J. Kelley
                                                  ------------------------------
                                           Name:  Christopher J. Kelley
                                           Title: Secretary